Exhibit 99.1

TOYO Confirms U.S. Customs and Border Protection Release of Ethiopia-Produced Solar Cells

TOKYO, Japan, October 29, 2026 — TOYO Co., Ltd. (Nasdaq: TOYO) (OTC: TOYWF) (“TOYO” or the “Company”), a solar manufacturing company, today announced that U.S. Customs and Border Protection (“CBP”) has released shipments of solar cells produced at the Company’s facility in Ethiopia, following CBP’s review of the supply chain documentation TOYO submitted.

As part of the review, TOYO provided CBP with full traceability documentation for its supply chain, including polysilicon and wafer sourcing. TOYO cooperated fully with CBP throughout the process and thanks the agency for its thorough and professional review.

TOYO has also strengthened its U.S. import compliance program, which supports the Company’s U.S. manufacturing operations at its facility in Humble, Texas. The Company is pursuing certification under CBP’s Customs Trade Partnership Against Terrorism (CTPAT) program.

“We are grateful to CBP for its careful review,” said Takahiko Onozuka, Chief Executive Officer of TOYO. “As a Japanese company building in America, we hold ourselves to the highest standards of transparency and compliance. Our customers need confidence in where their solar products come from, and we intend to lead by example by providing that confidence across our entire supply chain.”

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company’s expectations for timing of future updates to its outlook. These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks include, but are not limited to, the outcome and timing of the CBP examination, the CVD investigation activity, and the Section 232 program, changes in market conditions, regulatory requirements, the availability and price of the Company’s shares, macroeconomic conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. TOYO assumes no obligation to update any forward-looking statements as a result of new information, future events, or otherwise, except as required by applicable law.

Contact Information

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aumadvisors.com

Tel: (646) 652-7185